SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                Amendment No. 1

                        URBAN IMPROVEMENT FUND LTD. 1973
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                February 14, 2000

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



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                                  SCHEDULE 13G/A

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CUSIP No.                                                      PAGE 2 OF 4 PAGES
- ----------------- ------------------------------------------------------------

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1                   NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Everest Investors 9, LLC
                    W. Robert Kohorst
                    Stephen Feinberg
- ----------------- ------------------------------------------------------------

- ----------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
3                   SEC USE ONLY
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
4                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    California
- ----------------- ------------------------------------------------------------
- ---------------------------- -------------------------------------------------
     NUMBER OF SHARES          5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH              1,446 Units
   REPORTING PERSON WITH
                               6        SHARED VOTING POWER


                               7        SOLE DISPOSITIVE POWER
                                        1,446 Units

                               8        SHARED DISPOSITIVE POWER

- ---------------------------- -------------------------------------------------
- ----------------- ------------------------------------------------------------
9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,446 Units
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN
                    SHARES                                                   [ ]
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Approximately 12.2%
- ----------------- ------------------------------------------------------------
- ----------------- ------------------------------------------------------------
12                  TYPE OF REPORTING PERSON
                    OO;IN
- ----------------- ------------------------------------------------------------

ITEM 1.  ISSUER.

     (a) The name of the subject company is Urban Improvement Fund Ltd. 1973 (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is 1201 Third Avenue, Suite 5400, Seattle, WA 98101.

ITEM 2.  PERSONS FILING.

     (a) The persons filing this amended statement on Schedule 13G/A (the "Statement") are Everest Investors 9, LLC ("Everest"), Stephen Feinberg and W. Robert Kohorst. Everest Properties II, LLC, is hereby removed as a filing persoon for this statement.

     (b) The address of the principal place of business of each filing person except Mr. Feinberg is 155 North Lake Avenue, Suite 1000, Pasadena, CA 91101. Mr. Feinberg's address is 450 Park Avenue, 28th Floor, New York, New York 01022.

     (c) Everest is a California limited liability company. Each of Mr. Feinberg and Mr. Kohorst is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

     The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest. The members of Everest include Blackacre Everest, LLC ("Blackacre Everest") and Everest Properties II, LLC ("Everest Properties"). Pursuant to the Operating Agreement of Everest, the consents of Blackacre Everest and Everest Properties are required to vote or dispose of the units held by Everest. Mr. Feinberg, in his capacity as the co-president of Blackacre Capital Management Corp., which is the general partner of Blackacre Capital Group, L.P., which is the managing member of Blackacre Everest, possesses sole power to determine whether such consent by Blackacre Everest will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties will be given or withheld.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposed or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2003



                         EVEREST INVESTORS 9, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                        /s/ STEPHEN FEINBERG
                        --------------------------
                        Stephen Feinberg in his
                        capacity as the co-president of
                        Blackacre Capital Management Corp.,
                        which is the general partner of
                        Blackacre Capital Group, L.P.,
                        which is the managing member of
                        Blacacre Everest


                        /s/ W. ROBERT KOHORST
                        --------------------------
                        W. Robert Kohorst